

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2013

<u>Via Facsimile</u>
Robert L. Kayl
Senior Vice President and Chief Financial Officer
Tesco Corporation
3993 West Sam Houston Parkway North
Suite 100
Houston, TX 77043

> **Re:** **Tesco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 5, 2013**
> **File No. 1-34090**

Dear Mr. Kayl:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You disclose on page 20 that the rig count in the Middle East excludes Iran, Iraq and Sudan, but you do not mention Syria. Please tell us about any contacts with Syria, a country that is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Describe to us the nature and extent of any past, current, and anticipated contacts with Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, components, or technologies you have provided to or received from Syria and any agreements, commercial arrangements, or other contacts you have had with the government of Syria or entities controlled by the government of Syria.

2. You state "excludes …Sudan" after "Middle East" in the rig count chart, but not in other charts where you provide disclosure about your operations in the Middle East. We note similar disclosure in your Forms 10-Q for the past several years. Please clarify for us whether your operations involve Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director
Division of Corporation Finance